Exhibit 12(a)
                                                                   -------------

FOR IMMEDIATE RELEASE                    Press Contact: Michael Tew
                                                        Alexandra Preate
                                                        CapitalHQ
                                                        (212) 588-9148
                                                        mtew@capitalhq.com
                                                        apreate@capitalhq.com


        Duravest Announces New Developments with the Estracure Pig Trials Duravest to Maximize Potential For Estracure's Success Over the Coming Months

Chicago - May 11th, 2006 - Duravest, Inc. (OTC BB: DUVT, XETRA: DUV), a unique company that strategically acquires and accelerates the development of next generation convergent medical technology firms, announces today that technical difficulties with the company's Estracure subsidiary's 17-beta-estradiol pig trials preclude a definitive reporting of results at this time. Despite these technical difficulties - relating to the manufacturing process for the stent-polymer-drug combination product - encouraging signals of the positive pro-healing effect of 17-beta-estradiol could be still observed. However, a rigorous and definitive analysis is not possible at this point. Given this outcome, along with the strong preclinical studies previously conducted as well as the recently completed scanning electron microscopy studies (described in more detail below), the company is proceeding forward with the project with a new, accelerated and more-focused, pig trial.

Next Phase

Dr. Ogan Gurel, CEO of Duravest, along with Dr. Jean-Francois Tanguay, Chief Scientific Officer of Estracure, will be meeting next week at the leading European interventional cardiology conference - EuroPCR - to discuss the details of the next steps. Steps forward will include enhancements to the Estracure board and management as well as closer involvement of Duravest's recently joined medical advisory board which had not been involved in trial decisions when they were made early last year.

We are also pleased to note that the company is in advanced-stage discussions with a leading biotechnology investment group for additional funding of $1M to help Duravest accelerate the project. The company will also be participating in the ARCH Investment Conference next week on May 18th at the Hotel Plaza Athenee in New York City where Dr. Gurel will be presenting the company's exciting investment thesis.

Stent Experiment Details

The Estracure stent trial involved a total of 32 pigs receiving two stents each and allocated into four groups: bare metal stent only (control group), bare metal stent + polymer (experimental group 1), bare-metal stent + polymer + low-dose 17-beta-estradiol (experimental group 2), bare metal stent + polymer + high-dose 17-beta-estradiol (experimental group 3). Pigs were sacrificed at one-and three months post-procedure. To measure the extent of restenosis, histologic evaluation of luminal diameter at the stent sites was the main trial end-point. Analyses of inflammatory index, intimal thickness and other parameters were also conducted. As mentioned, technical problems with the stent manufacturing process were noticed once the histological analyses were unblinded. Hence, definitive results cannot be made at this time.

In a separate sub-study, scanning electron microscopic comparisons of the endothelial surface in pigs implanted with 17-beta-estradiol stents as compared to current-generation drug-eluting stents (which are based on cytoxic or anti-inflammatory drug components) were also performed. In this study, four pigs



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in total were studied and the electron micrographs clearly showed improved endothelialization in the estradiol-based stents as compared to the standard (current) drug-eluting stents. The under-endothelialized surfaces seen with the standard drug-eluting stents also had an increased inflammatory infiltrate as compared to the estradiol-based stent. The relatively poor endothelialization seen with current generation drug-eluting stents is believed to potentially play a role in long-term in-stent thrombosis effects and the requirement for long-term anti-thrombotic therapy in patients with these stents.

Despite the technical challenges observed with the main study, the company has learned important information about the optimal dosing of 17-beta-estradiol as well as new methods to properly construct the stent-polymer-drug combination product. Given these results, it is anticipated that a smaller pig trial will be necessary in order to prepare for the soon-to-follow human clinical trials in Europe. It is also important to note that going forward the newly recruited scientific and medical advisory board for Duravest composed of world-class physician-scientists will be actively engaged in ensuring that the new pig trial is conducted as properly and efficiently as possible.

Estracure Moving Ahead with Estradiol Hypothesis

The company is also pleased to report that Estracure has also just completed analyzing its long-term results of its "proof-of-concept" human clinical trial which was completed in October, 2005. These long-term (one-year) results show absolutely no in-stent thrombosis risk among the group that received 17-beta-estradiol. Hence, Estracure believes that the combination of extensive pre-clinical studies, long-term results in humans with local administration of 17-beta estradiol and these scanning electron microscopy studies still support the estradiol hypothesis even with the technical problems experienced with the current pig trial.

                                      # # #

Duravest, Inc.

Duravest, Inc. (OTC BB: DUVT, XETRA: DUV) is a publicly traded holding company that initiates and develops strategic investments in next-generation convergent medical technologies. Duravest currently has two subsidiaries: Estracure, Inc. and Bio-Magnetic Therapy Systems, GmbH (BMTS). The Duravest strategy encompasses three themes: (1) rapid commercialization of next-generation medical technologies by providing its portfolio of subsidiaries with financial, operational and scientific support, (2) prioritization of safety and (3) development of convergent medical technologies that span the traditional categories of biotechnology, pharmaceuticals, healthcare IT and medical devices. In addition to supporting its Estracure subsidiary, Duravest will continue to focus on its well-established corporate strategy of strategically acquiring and accelerating the development of next generation medical technology firms especially in this rapidly growing area of convergent/combination medical technologies.

Safe Harbor Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals or assumptions of future events are not statements of historical fact and may be considered forward-looking statements. They involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those presently anticipated.